

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Thomas O. Might
Chief Executive Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, AZ 85012

   Re: **Cable One, Inc.**
      Form 10-12B
      Filed February 27, 2015
      File No. 001-36863

Dear Mr. Might:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terry French for

            Larry Spirgel
            Assistant Director

cc: Nicholas Foley
    Cravath, Swaine & Moore LLP